Aquila Solutions, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
*Unknown Income	4,284.12
Uncategorized Income	2,211.30
Interest Income	269.99
Consulting Income	1,770,004.11
Total Income	1,776,769.52
Gross Profit	1,776,769.52
Expense	
Meals and Entertainment	294.31
Payroll Expenses	83.66
Project Managment Software	8,514.19
Bad check	0.00
Payroll	
SALARY	262,739.24
REGULAR	85,074.30
OTHER $	51.73
REIMB.	100.00
BONUS$	88,555.08
CO 401K	5,427.69
CO UNEM-	1,630.74
FUTA	458.18
CO FICA	27,687.84
CO MEDC	6,475.37
GA ADMIN A	60.83
Payroll - Other	11,142.94
Total Payroll	489,403.94
Software - Expense	9,515.20
Meetings	4,674.41
IT	17,683.76
Marketing	
Travel Expenses	1,077.40
Materials	1,143.55
Advertising	-0.38
Conference	6,975.00
Marketing - Other	2,852.67
Total Marketing	12,048.24
Human Resource	254.00
Accounting	6,590.79
Advertising and Promotion	
Web site	49.00
Advertising and Promotion - Other	2,440.38
Total Advertising and Promotion	2,489.38
Automobile Expense	2,990.00
Bank Service Charges	
Paypal Service Fees	19.68
Bank Service Charges - Other	1,842.97
Total Bank Service Charges	1,862.65
Computer and Internet Expenses	
eCTD Accelerator - Templates	8,428.50
Internet Service	2,117.69
Computer and Internet Expenses - O...	71,578.42
Total Computer and Internet Expenses	82,124.61

Aquila Solutions, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Depreciation Expense	395.68
Insurance Expense	1,617.50
Janitorial Expense	11,579.81
Miscellaneous Expense	953.95
Office Supplies	19,806.13
Postage and Delivery	17.20
Professional Fees	239.40
Rent Expense	34,144.00
Repairs and Maintenance	7,542.78
Telephone Expense	1,723.82
Utilities	2,762.87
Total Expense	719,312.28
Net Ordinary Income	1,057,457.24
Other Income/Expense	
Other Income	
Other income	171.40
Total Other Income	171.40
Other Expense	
Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	171.40
Net Income	**1,057,628.64**

Aquila Solutions, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Financial Accounts	
Truist	
Tax CD Account	28,500.00
Tax Savings	380,003.27
Main Checking	19,277.86
Main Savings	441,766.72
Total Truist	869,547.85
Paypal	0.25
Sharebuilder - Money Mar...	2.38
Financial Accounts - Other	1.29
Total Financial Accounts	869,551.77
Total Checking/Savings	869,551.77
Accounts Receivable	
Accounts Receivable	132,917.00
Total Accounts Receivable	132,917.00
Total Current Assets	1,002,468.77
Fixed Assets	
Accumulated Depreciation	-38,985.42
Furniture and Equipment	38,985.42
Total Fixed Assets	0.00
TOTAL ASSETS	**1,002,468.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	12.25
Total Accounts Payable	12.25
Other Current Liabilities	
Payroll Protection Loan	47,100.00
Payroll Liabilities	
SMPLIRA	691.65
Total Payroll Liabilities	691.65
Total Other Current Liabiliti...	47,791.65
Total Current Liabilities	47,803.90
Total Liabilities	47,803.90
Equity	
Paid-in-Capital	26,090.03
Members Draw	-154,139.65
Members Equity	25,085.85
Net Income	1,057,628.64
Total Equity	954,664.87
TOTAL LIABILITIES & EQUITY	**1,002,468.77**

Aquila Solutions, LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	1,057,628.64
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-67,385.00
Loan to Shareholder	66,732.10
Accounts Payable	12.25
Payroll Protection Loan	47,100.00
Loan from Shareholder	-80,531.00
Payroll Liabilities:SMPLIRA	241.65
Net cash provided by Operating Activities	1,023,798.64
INVESTING ACTIVITIES	
Accumulated Depreciation	395.68
Net cash provided by Investing Activities	395.68
FINANCING ACTIVITIES	
Members Draw	-154,139.65
Members Equity	100.00
Net cash provided by Financing Activities	-154,039.65
Net cash increase for period	870,154.67
Cash at beginning of period	-602.90
Cash at end of period	**869,551.77**